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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of
      Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-1396

                                Eaton Corporation
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             (Exact name of registrant as specified in its charter)

           1111 Superior Avenue, Cleveland, Ohio 44114, (216) 523-5000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        Securities issuable under the following employee benefit plans:

 The Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics
                          Division Hutchinson Plant
             Eaton Corporation 401(k) Savings Plan for the Hourly
                      Rate Employees at Airflex Division

            (Title of each class of securities covered by this Form)

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  (Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [  ]         Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(1)(ii)  [  ]
        Rule 12g-4(a)(2)(i)   [  ]         Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(ii)  [  ]         Rule 12h-3(b)(2)(ii)  [ ]
        Rule 12h-3(b)(1)(i)   [  ]         Rule 15d-6            [X]

Approximate number of holders of record as of the certification or notice date:  None
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         Pursuant to the requirements of the Securities Exchange Act of 1934
Eaton Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                EATON CORPORATION

DATE:  February 23, 2001                        BY:  /s/ E. R. Franklin
                                                         Secretary